BCP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Credits:	
Total Members' Capital	$ 10,049,847
Debits:	
Nonallowable Assets:	
Net equity ownership in consolidated Subsidiaries	2,885,587
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	620,745
Security deposits and other assets	612,598
Total Nonallowable Assets	4,118,930
Net Capital before Haircuts on Securities	5,930,917
Haircuts on Securities	2,030,083
Net Capital per Rule 15c3-1	3,900,834
Minimum net capital requirement	271,359
Excess Net Capital	$ 3,629,475
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 4,070,376
Ratio of Aggregate Indebtedness to Net Capital	1.04 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.